UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 26, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#H1_2018

Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

26 July 2018



orange™

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: disclosure or inappropriate modification of the personal data of Orange's customers, risks relating to the development of its banking activities and of mobile financial services, Orange's exposure to geopolitical, macroeconomic, regulatory and corruption risks, the risk of not being able to maintain control over customer relations when facing competition with the OTT players, the success of Orange's strategy of diversification to find new sources of growth, network or software failures as a result of cyber-attacks, various frauds that may target the Company or its customers, its dependence on a limited number of critical suppliers, damage caused to its installations and infrastructures due to natural disasters or intentional damage, risks relating to its brand strategy, its ability to retain the necessary skills due to numerous employee retirements and changes in its businesses, possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment, various human factors related to psycho-social risks and to personal safety, fiscal and regulatory constraints and changes, the results of litigation regarding in particular regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the carrying value of certain assets and resulting in their impairment, and credit risks and/or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 4, 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 4, 2018 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
H1 2018 highlights

H1 2018 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

* see slide 24 for EBITDA adjustments



Revenue

€ 20.3 bn



+1.2%
+1.2%
+1.7%
FY'17 (IAS18)
FY'17 (IFRS15)
H1'18

Adjusted EBITDA*

€ 6.0 bn



+2.2%
+2.1%
+3.3%
FY'17 (IAS18)
FY'17 (IFRS15)
H1'18

Adj. EBITDA telecom	Adj. EBITDA telecom margin	CAPEX	OpCF
+3.9% yoy	**+0.6pt** yoy	**3.4** € billion	**+2.9%** yoy

Solid commercial momentum driven by VHBB and 4G

VHBB > 100 Mbps



VHBB customers
in million

5.5m

+37% yoy



3.7
4.0
4.3
4.8
5.1
5.5
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

4G customers*
in million

50m

+38% yoy



33
36
43
46
48
50
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Broadband customer base yoy growth **+3.7%**

Mobile contract customer base yoy growth **+8.2%**

TV customer base yoy growth **+6.3%**



in million
8.7
8.9
9.0
9.1
9.2
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

* excluding operations under equity method

Convergence, the bedrock of our strategy

€3.5 bn Convergent services revenues in H1

+12.4% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
5.71
5.85
5.98
6.04
6.10
58%
60%
Spain
3.09
3.09
3.08
3.14
3.13
83%
86%
Poland
0.86
0.95
1.03
1.09
1.14
43%
54%
Q2 17 Q3 17 Q4 17 Q1 18 Q2 18

Churn improvement with convergence in Q2*

France	Spain	Poland
-3pts	-6pts	-4pts

Quarterly convergent ARPO, in €/month in Q2

France	Spain	Poland
€63.8 +3.2% yoy	€58.1 +0.8% yoy	€24.0 -2.5% yoy**

Number of mobile lines per convergent offer (Q2 yoy growth)

France	Spain	Poland
1.56 +3.1% yoy	1.87 +1.7% yoy	1.92 +2.8% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY evolution calculated in local currency

Sustained investment efforts to keep our competitive advantage in connectivity

H1 2018 CAPEX	Telecom
€3.4bn	yoy +3.8% +€124m
+ 3.7% yoy + €119m yoy	As % of rev. **16.5%** +0.3pt yoy

4G coverage

Population covered in %, yoy evolution in pts

Poland	Belgium	France	Moldova	Spain	Romania	Slovakia
99.8%	99.7%	98%	98%	97%	95%	91%
	+0.1pt	+6pts		+4pts	+8pts	+10pts

VHBB connectable homes*

		yoy
Spain	12.7 m	+19%
France	10.3 m	+30%
Poland	2.9 m	+49%

* VHBB > 100 Mbps

Section two
Financial results overview

Revenue kept growing

H1 2018 revenue*	Q2 2018	H1 2018
€20.3bn	yoy +1.4% +€141m	yoy +1.7% +€338m

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated Adjusted EBITDA.

Q2 revenue growth contribution (yoy in €m)



+169
+47
+60
-72
-13
Fixed only narrowband
Fixed only broadband & others
-38
-13
+141
Convergence
Mobile only
IT & integration services
Fixed only services
Wholesale
Equipement sales & others
Q2'18 growth

Q2 yoy revenue growth



MEA
+5,2%
Spain
+1,8%
Enterprise
+1,3%
France
+0,6%
Europe
+0,3%
IC&SS
-5.9%

Q2 services revenue growth excl. Equipement sales & ePresse/Audio Books

+1.3% yoy

+50bps vs Q1 growth at +0.8%

Adj. EBITDA growth driven by revenue and cost control

H1 2018 Adj.EBITDA* (Telecom)	Q2 2018	H1 2018
€6.0bn	yoy **+3.4%** **+€113m**	yoy **+3.9%** **+€225m**
	As % of rev. **33.5%** +0.7pt yoy	As % of rev. **29.8%** +0.6pt yoy

* See slide 24 for EBITDA adjustments.

H1 Adjusted EBITDA growth per segment
Telecom, yoy, in m€



5,819
159
72
57
-21
-30
-12
6,043
H1 2017 cb
France
Spain
MEA
Europe
Enterprise
Others
H1 2018



+159
+39
Cost decrease
+120
Revenues growth

H1 18 Adj.EBITDA growth drivers in France

Explore 2020

€3bn
Gross savings target already achieved

€476m gross saving in H1
€325m OPEX

Net income improved thanks to EBITDA growth

H1 2018 Net income	yoy
€0.9bn	+21.4% +€155m



+€155m
724
267
-167
-61
116
879
1
2
H1 17 Net income consolidated Group
Reported EBITDA cb
D&A, income tax paid & others
Impairment of goodwill & assets
Financial result
H1 18 Net income consolidated Group

1. Adjusted EBITDA improvement yoy and less EBITDA adjustments* than in H1 2017
2. Positive effect resulting from H1 2017 loss on BT shares

* Refer to slide 24

Net debt to Adjusted EBITDA ratio in line with the medium term guidance

Net debt* – telecom activities (€bn)



Net Debt/Adjusted EBITDA Telecom
24.6
23.8
25.3
1.87x
1.96x
H1 2017
FY 2017
H1 2018

Maturity profile as of 30 June 2018 - telecom activities**
in €bn,



bank loans & others
exchangeable bonds
bonds
2.0
1.5
4.9
4.4
2.2
1.3
3.6
0.6
2.5
1.8
1.5
15.4
14.3
H2 2018
2019
2020
2021
2022
>2023

Liquidity position (telecom activities)

€13.1 bn

o/w €7bn in cash

* see details on slide 27; ** after hedging

Section three
Business review

Q2 2018 France

5th consecutive quarter of total revenues growth, driven by convergent services

in €m	Q2 18	yoy cb	H1 18	yoy cb
Revenues	**4,460**	**+0.6%**	**8,952**	**+1.4%**
Retail services	2,723	+1.6%	5,483	+2.6%
Convergent services*	1,096	+11.4%	2,196	+13.1%
Mobile only services	584	-2.7%	1,183	-1.8%
Fixed only services	1,043	-4.7%	2,105	-4.3%
Fixed only broadband	638	+0.7%	1,281	+1.3%
Fixed only narrowband	405	-12.2%	824	-11.8%
Wholesale	1,322	-1.3%	2,615	-2.1%
Equipment sales	293	-0.9%	611	+5.3%
Other revenues	121	+3.6%	242	+3.0%
Adjusted EBITDA			**3,266**	**+5.1%**
Adjusted EBITDA margin			36.5%	1.3pt
CAPEX			**1,669**	**+3.6%**
CAPEX/revenues			18.6%	0.4pt

*B2C only



Convergent B2C ARPO
Quarterly ARPO in €
ePresse/Audio Book
61.8
62.5
65.1
64.8
63.8
+0.3cts
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18



Revenue evolution (in €m)
4,432
+112
-16
+4
-56
-16
4,460
Retail services excl. PSTN
+4.5% yoy
Q2 17 cb
Convergent
Mobile only
Broadband only
PSTN
Wholesale, Equipment & Other
Q2 18



Mobile only ARPO
Quarterly ARPO in €
ePresse/Audio Book
16.8
16.9
17.2
17.2
17.2
+0.1ct
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18



Broadband only ARPO
Quarterly ARPO in €
ePresse/Audio Book
37.7
37.8
39.0
39.0
38.7
+0.4cts
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Q2 2018 France : commercial performance

Strong mobile and resilient broadband net adds in a very promotional environment


Mobile contract net adds (in '000s, excl. M2M)
Total mobile contract
Quarterly churn rate in %
11.4%
11.7%
+111
+320
+212
+56
+136
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18
Convergent
Mobile only
+111
+320
+212
+56
+136
+177
+316
+282
+163
+117
-66
+5
-70
-107
+20
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18


Fixed Broadband net adds (in '000s)
FTTH
ADSL and others
+73
+108
+85
+57
+36
+111
+145
+164
+130
+119
-38
-36
-79
-73
-84
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18
Convergent
Fixed only
+73
+108
+85
+57
+36
+89
+144
+127
+64
+55
-16
-36
-42
-7
-19
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Q2 2018 Spain

Value strategy delivers double-digit growth in adjusted EBITDA (+10.1% yoy) and OpCF (+18.5% yoy)

in €m	Q2 18	yoy cb	H1 18	yoy cb
Revenues	**1,324**	**+1.8%**	**2,634**	**+3.0%**
Retail services	973	+2.7%	1,920	+2.7%
Convergent services*	539	+3.1%	1,065	+5.0%
Mobile only services	310	+2.6%	609	-0.3%
Fixed only services	123	+0.6%	245	+0.7%
Wholesale	191	-0.6%	371	+2.4%
Equipment sales	160	-0.4%	344	+5.5%
Adjusted EBITDA			**783**	**+10.1%**
Adjusted EBITDA margin			29.7%	+1.9pt
CAPEX			**578**	**+7.3%**
CAPEX/revenues			21.9%	+0.9pt

*B2C only

86% Convergence as % of broadband B2C customer base — +3pts yoy

62% Fiber penetration in BB customer base — +16pts yoy

59% 4G penetration in mobile customer base — +4pts yoy

15% TV penetration in BB customer base — +3pts yoy



Broadband net adds
in '000s
FTTH
ADSL and others
FTTH net adds leadership
+141
+137
+175
+169
+135
-133
-148
-191
-182
-151
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18



Mobile contract net adds
in '000s, excl. M2M
Convergent
Mobile only
+25
+26
+25
+12
+63
-2
+51
-9
+35
-35
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18



TV customer base
in '000s
+18%
541
593
626
641
639
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Q2 2018 Europe

Convergence driving better trends in retail services and in adjusted EBITDA

in €m	Q2 18	yoy cb	H1 18	yoy cb
Revenues	**1,388**	**+0.3%**	**2,775**	**+1.2%**
Retail services	874	+2.0%	1,729	+1.6%
Convergent services*	112	+57.8%	213	+58.9%
Mobile only services	548	-3.6%	1,092	-3.2%
Fixed only services	177	-6.5%	357	-8.2%
IT & integration services	36	+33.8%	67	+29.4%
Wholesale	288	+2.3%	574	+3.0%
Equipment sales	190	-0.4%	398	+2.2%
Other revenues	36	-33.7%	74	-21.5%
Adjusted EBITDA			**737**	**-2.8%**
Adjusted EBITDA margin			26.6%	-1.1pt
CAPEX			**389**	**+5.1%**
CAPEX/revenues			14.0%	0.5pt

*B2C only

Revenue evolution (in €m)



1,383
+41
-21
-12
+9
+7
-1
-18
1,388
Retail services : +2.0% yoy
Q2 17 cb
Convergent
Mobile-only
Fixed-only
IT & integration
Wholesale
Equipment
Other
Q2 18

Mobile contract customer base, ex-M2M (in '000s)



Convergent
Mobile-only
+1.2%
18,562
1,783 (10%)
16,779
18,665
1,980
16,686
18,775
2,279
16,495
18,747
2,489
16,259
18,777
2,660 (14%)
16,117
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Fixed Broadband customer base (in '000s)



Convergent
Broadband-only
+12.9%
2,747
999 (36%)
1,749
2,838
1,113
1,725
2,951
1,259
1,692
3,035
1,361
1,674
3,103
1,447 (47%)
1,656
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Q2 2018 Africa & Middle East

Continued revenue growth at +5.2% driven by Data and Orange Money

in €m	Q2 18	yoy cb	H1 18	yoy cb
Revenues	**1,279**	**+5.2%**	**2,524**	**+5.7%**
Retail services	1,052	+7.7%	2,068	+8.1%
Mobile only services	948	+8.5%	1,858	+9.0%
Fixed only services	101	-1.1%	204	+0.0%
IT & integration services	3	+165.4%	6	+87.3%
Wholesale	203	-6.2%	403	-6.6%
Equipment sales	20	46.8%	40	+45.2%
Other revenues	3	-61.5%	13	-23.6%
Adjusted EBITDA			**794**	**+7.8%**
Adjusted EBITDA margin			31.4%	+0.6pt
CAPEX			**408**	**+0.7%**
CAPEX/revenues			16.1%	-0.8pt


12.9m**
4G customers
x2
yoy


~2/3
of revenue growth coming from Data

Revenues growth
yoy in %


+0.7%
+2,7%
+3.1%
+5,7%
+6,2%
+5,2%
~1/4
of growth
coming from
new operations*
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

Orange Money customers**
In million, yoy growth in %


30.0
32.1
34.1
36.7
38.7
+29%
13.6
active
customers
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

* Namely DRC, Burkina Faso, Liberia and Sierra Leone

** Incl. the changes in customer base accounting

Q2 2018 Enterprise

Revenues back to growth thanks to IT&IS performance and better resilience in Data

in €m	Q2 18	yoy cb	H1 18	yoy cb
Revenues	**1,804**	**+1.3%**	**3,530**	**+0.0%**
Fixed only services	1,007	-2.2%	1,996	-2.5%
Voice	349	-4.6%	698	-3.1%
Data	658	-0.9%	1,299	-2.1%
IT & integration services	555	+9.7%	1,049	+5.1%
Mobile*	242	-1.3%	484	+0.2%
Adjusted EBITDA			**579**	**-4.9%**
Adjusted EBITDA margin			16.4%	-0.8pt
CAPEX			**168**	**-3.0%**
CAPEX/revenues			4.8%	-0.2pt

Cyberdefense
H1 revenue growth **+14% yoy**

Cloud
H1 revenue growth **+18% yoy**

Revenue evolution (in €m)



1,781
-2
+1
-2
Mobile*
-23
Voice & Data
+49
1,804
Q2 17 cb
Mobile only
Wholesale
Equipment sales
Fixed only
IT & IS
Q2 18

Mobile contract net adds excl.M2M (mostly in France)
in '000s



+14
+39
+32
+24
+22
+46
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Q2 18

*Mobile = Mobile Only Services + Equipment Sales + Wholesale

Section four
2018 guidance

Short and mid-term guidance

	2018	2019-2020
Adjusted EBITDA	Higher growth rate vs 2017	Growth
CAPEX	€7.4bn (peak)	Decrease
Operating Cash Flow *	Higher growth rate vs 2017	Growth
Net debt / Adjusted EBITDA (telecom)	Around 2x in the medium term	
Dividend	€70 cent** (↗ +€5 cent) December 6th, 2018*** 2018 interim of €0.30	New floor of €70 cent

* Adjusted EBITDA – CAPEX
** Subject to shareholders' approval
*** ex-date December 4th, record date December 5th, payment date December 6th

Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18	Q2 18
Mobile customers (excl. MVNOs)	**28,966**	**29,508**	**30,033**	**30,489**	**31,150**	**31,624**	**31,777**	**32,012**	**32,482**
Contract	25,069	25,759	26,486	27,090	27,842	28,433	28,821	29,184	29,720
M2M	4,611	5,115	5,711	6,228	6,829	7,068	7,220	7,506	7,859
Excluding M2M	20,457	20,644	20,775	20,862	21,012	21,365	21,601	21,678	21,861
Prepaid	3,897	3,748	3,547	3,398	3,308	3,191	2,956	2,827	2,762
Mobile volume market share (in %)*	**35.3%**	**35.4%**	**35.5%**	**35.6%**	**35.8%**	**35.8%**	**35.6%**	**35.4%**	**35.4%**

Fixed KPIs (in thousands)	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18	Q2 18
Broadband customers	**10,923**	**11,056**	**11,151**	**11,220**	**11,290**	**11,402**	**11,485**	**11,537**	**11,572**
o/w FTTH customers	1,181	1,308	1,452	1,579	1,690	1,835	1,999	2,129	2,260
o/w xDSL	9,686	9,693	9,643	9,587	9,548	9,517	9,438	9,362	9,268
Broadband market share (in %)*	**40.1%**	**40.3%**	**40.2%**	**40.2%**	**40.2%**	**40.4%**	**40.4%**	**40.3%**	**40.3%**
Net adds broadband market share (in %)*	64.2%	58.1%	36.8%	30.3%	49.5%	60.6%	42.1%	27.0%	27.0%

* Numbers for the latest quarter are company estimates.

EBITDA adjustments

in €m	Q2 17 cb	Q2 18	H1 17 cb	H1 18
Adjusted EBITDA	**3,282**	**3,379**	**5,792**	**5,984**
restructuring and integration	-72	-46	-75	-62
litigations	-75	-34	-60	-32
labour related	-33	-11	-58	-24
o\w Senior Part Time	-53	-11	-78	-24
portfolio review and others	-	-	-	-
Reported EBITDA	**3,102**	**3,288**	**5,599**	**5,866**

Group operational efficiency plan supports increase in adjusted EBITDA margin

Explore 2020

€3bn

Gross savings target overachieved

€476m gross saving in H1

€325m OPEX

Non exhaustive list of KPIs

Cost efficiency program

program total gross saving in 2018 H1

Program / KPI	Result	Program total gross saving in 2018 H1
Customer management efficiency program		**€67m** (Opex)
% digital interactions in France and Europe	**51% in Q2** (+6pts yoy)	
# of customer service calls in France and Europe	**-4.1% yoy**	
Distribution and sales efficiency program		**€53m** (Opex)
% of self top-up via Orange Money in May in MEA (consolidated)	**17.1%** (+6.8pts yoy)	
% digital commercial transactions in France	**26.4%** (+5pts vs FY17)	
Points of sales evolution in France and Europe	**-5.2% yoy**	
Customer-related network production & maintenance efficiency program		**€260m** (€109m Opex)
% mobile network infra shared (Passif & Actif)	**53%** (+3pts in 2 years)	
# of incident tickets following the implementation of the GNOC* in MEA	**-2% yoy**	
IT management efficiency program		**€30m** (€29m Opex)
% of IT application decommissioned in France (excl. local applications)	**3.5%**	
Cost of IT internal support in France	**-6% yoy**	
Marketing and Advertising, G&A, Real Estate and Others savings		**€67m** (Opex)

* Global Network Operating Center

Change in net income

(in millions of euros, on a historical basis)	H1'17 historical (IFRS 15)	H1'17 cb (IFRS 15)	H1'18 actual (IFRS 15)
Adjusted EBITDA	**5,832**	**5,792**	**5,984**
Adjustments*	(200)	(193)	(118)
Reported EBITDA	**5,632**	**5,599**	**5,866**
Depreciation & amortization	(3,351)		(3,457)
Impairment of goodwill & assets	4		(57)
Share of profit (losses) of associates & Other income	3		(2)
Operating income	**2,288**		**2,350**
Effects resulting from BT shares	(349)		(163)
Financial result (excluding BT)	(679)		(749)
Tax	(536)		(559)
Net income from continuing activities	**724**		**879**
Net income from discontinued activities	-		-
Net income from consolidated Group	**724**		**879**
Minority interests	123		90
Net income Group share	**601**		**789**

Change in net debt

(in millions of euros, on a historical basis)	FY'17 historical (IFRS 15)	H1'18 actual (IFRS 15)
Adjusted EBITDA - CAPEX (telecom activities)	**5,592**	**2,694**
Change in CAPEX payables	307	(264)
Change in working capital requirements	83	(526)
Licences and spectrum paid	(617)	(81)
Net interest paid (including dividends received)	(1,273)	(722)
Income taxes paid	(584)	(291)
Other operational items	(917)	(265)
Dividends paid to owners of parent company	(1,729)	(1,064)
Dividends paid to non-controlling interests	(236)	(185)
Coupons on subordinated notes	(282)	(178)
Net of acquisitions and disposals	432	(87)
Other financial items	(175)	(461)
Change in net debt	**601**	**(1,430)**
Net financial debt*	**(23,843)**	**(25,273)**
Ratio of net financial debt / Adjusted EBITDA	**1.87x**	**1.96x**

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, for which this concept is not relevant.

Revenues yoy evolution

Group


+1,2%
+1,2%
+2,0%
+1,4%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18

France


+0.6%
+0,8%
+2,1%
+0.6%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18

Spain


+7,1%
+6,6%
+4,3%
+1,8%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18

Europe


+3,9%
+3,2%
+2,0%
+0,3%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18

Africa & Middle-East


+3,0%
+3,0%
+6,2%
+5,2%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18

Enterprise


-1,0%
-0,9%
-1,3%
+1,3%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18
Q2'18